

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2020

Sacha Poignonnec
Co-Chief Executive Officer and Member of the Management Board
Jumia Technologies AG
Charlottenstraße 4
10969 Berlin, Germany

> **Re: Jumia Technologies AG**
> **Form 20-F for the Year Ended December 31, 2019**
> **Filed April 3, 2020**
> **File No. 001-38863**

Dear Mr. Poignonnec:

We have reviewed your filing and have the following comment.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 20-F for the Year Ended December 31, 2019

Jumia Technologies AG Financial Statements
Notes to Consolidated Financial Statements for the years ended December 31, 2019, 2018 and 2017
28 Earnings per share, page F-46

1. Your calculation of diluted loss per share for all periods presented does not appear to comply with the guidance in IAS 33 as you have included the effect of share options which are anti-dilutive in the weighted average shares used to compute diluted loss per share. Please revise your diluted loss per share calculations to exclude anti-dilutive share options from the weighted average number of shares used to compute diluted loss per share. Refer to the guidance in paragraph 41 of IAS 33. Your calculation of the Loss per American Depository Share disclosed in your Selected Financial Data on page 2 should be similarly revised.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Keira Nakada at (202) 551-3659 or Linda Cvrkel at (202) 551-3813 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services